UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **July 17, 2003**

Transcat, Inc.

(Exact name of registrant as specified in charter)

Ohio	**000-03905**	**16-0874418**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 Vantage Point Drive, Rochester, New York	**14624**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **585-352-7777**

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibit 99.1 – Transcat, Inc. Press Release dated July 17, 2003

Item 9. Regulation FD Disclosure. (Information furnished under Item 12 - Results of Operations and Financial Condition)

Pursuant to Securities and Exchange Commission Release Nos. 33-8216 and 34-47583, the information contained in this Item 9 is being furnished pursuant to Item 12, "Results of Operations and Financial Condition." This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act.

On July 17, 2003, Transcat, Inc. (the "Company") issued a press release regarding its financial results for the first quarter ended June 28, 2003. The Company's press release is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

**TRANSCAT, INC.**

Dated: July 18, 2003   By: /s/ Carl E. Sassano

                                                                            Carl E. Sassano
                                                                            President and Chief Executive Officer

INDEX TO EXHIBITS

(99) Additional Exhibits

Exhibit 99.1   Transcat, Inc. Press Release dated July 17, 2003